FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January, 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary shares at a price of 1478.363 pence per Ordinary share on 5 January 2012 as a result of the reinvestment of dividends paid on Ordinary Shares held in the GlaxoSmithKline ShareReward Plan ("the Plan").

Sir Andrew Witty	Acquisition of 7 Ordinary shares
Mr S M Bicknell	Acquisition of 7 Ordinary shares
Mr S Dingemans	Acquisition of 1 Ordinary share
Mr E J Gray	Acquisition of 7 Ordinary shares
Mr S A Hussain	Acquisition of 7 Ordinary shares
Dr D Pulman	Acquisition of 11 Ordinary shares
Mr D S Redfern	Acquisition of 7 Ordinary shares
Ms C Thomas	Acquisition of 7 Ordinary shares
Mr P C Thomson	Acquisition of 13 Ordinary shares
Dr P J T Vallance	Acquisition of 15 Ordinary shares
Mrs V A Whyte	Acquisition of 27 Ordinary shares

The Company and the above-mentioned persons were advised of this information on 6 January 2012.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary
6 January 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  January 6, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc